January 17, 2013

Filed via EDGAR

Ms. Kathryn McHale

Senior Staff Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington D.C. 20549

Re:	Columbia Banking System, Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed December 28, 2012

File No. 333-184742

Dear Ms. McHale:

Enclosed please find Columbia Banking System, Inc.’s (“Columbia”) and West Coast Bancorp’s (“West Coast”) responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission set forth in your letter of January 11, 2013 (the “Comment Letter”) related to the above-referenced filing. Columbia has also revised its Registration Statement on Form S-4 in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which reflects these revisions and clarifies certain other information.

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraph in the Comment Letter and is restated in italics prior to the response to such comment. Page references in the text of this letter correspond to pages and captions in Amendment No. 2.

General

1.	Regulation S-K requires that certain information be current as of the last completed fiscal year. Where appropriate, please update your disclosure to include the information required by Item 18(a)(7) of Form S-4 for the year ended December 31, 2012.

Ms. Kathryn McHale

January 17, 2013

Response: We acknowledge the Staff’s comment and respectfully submit that Item 18(b) of Form S-4 provides that if a registrant or the company being acquired meets the requirements for use of Form S-3, as do both Columbia and West Coast, any information required by Item 18(a)(7) (including the information required by Item 402 of Regulation S-K) may be incorporated by reference to its latest annual report on Form 10-K. As permitted by General Instruction G(3) to Form 10-K, the requested information was provided in the definitive proxy statement for each of Columbia’s and West Coast’s 2012 annual meeting of stockholders, filed on March 22, 2012, and March 13, 2012, respectively. On page 135 of the Registration Statement, we incorporate by reference Columbia’s Form 10-K for the year ended December 31, 2011, West Coast’s Form 10-K for the year ended December 31, 2011, the 2012 definitive proxy statement for the annual meeting of stockholders of Columbia and the 2012 definitive proxy statement for the annual meeting of stockholders of West Coast.

We understand that the Staff’s comment derives from the Regulation S-K Compliance and Disclosure Interpretation 117.05, last updated February 16, 2010 (the “C&DI”). The C&DI provides that a registration statement on Form S-1 that seeks effectiveness following a registrant’s fiscal year-end and prior to the filing of the registrant’s Annual Report on Form 10-K for that fiscal year must include Item 402 disclosure for the last completed fiscal year. The C&DI draws a distinction between Form S-1 and Form S-3, however, and states that Form S-3 permits incorporation by reference of filed and subsequently filed Exchange Act documents and states that Securities Act Forms Compliance and Disclosure Interpretation 123.01 addresses the situation in which a company requests effectiveness of a Form S-3 between the filing of the Form 10-K and the definitive proxy statement.

A similar distinction between Form S-1 and Form S-4 also exists with respect to incorporation by reference of Exchange Act reports. As a precondition to a registrant’s ability to incorporate by reference Exchange Act reports into a Form S-1 registration statement, Section VII.C of Form S-1 requires that a registrant have filed an annual report required under Section 13(a) or Section 15(d) of the Exchange Act for its most recently completed fiscal year. Thus, by way of example only, on January 15, 2013 a registrant seeking to incorporate by reference into its Form S-1 would be expressly required to have first filed its Form 10-K with respect to the year ended December 31, 2012. Conversely, Item 11 of Form S-4 permits a registrant meeting the requirements of Form S-3 to incorporate by reference information contained in the registrant’s latest annual report on Form 10-K filed pursuant to Section 13(a) or Section 15(d) of the Exchange Act which contains audited financial statements for the registrant’s latest fiscal year for which a Form 10-K was required to be filed. Similarly, if the company being acquired meets the requirements for use of Form S-3, Item 15 of Form S-4 permits the company being acquired to furnish the information that would be required by Items 10 and 11 if securities of such company were being registered; as such, the company being acquired (if S-3 eligible) is

Ms. Kathryn McHale

January 17, 2013

also permitted to incorporate by reference information contained in its latest annual report on Form 10-K filed pursuant to Section 13(a) or Section 15(d) of the Exchange Act which contains audited financial statements for its latest fiscal year for which a Form 10-K was required to be filed.

As companies that meet the requirements for use of Form S-3, each of Columbia and West Coast is permitted to incorporate by reference its Form 10-K for the year ended December 31, 2011 until its Form 10-K for the year ended December 31, 2012 is required to be filed. More specifically with respect to the Item 18(a)(7) information that you have requested, Item 18(b) states that if the registrant or the company being acquired meets the requirements for use of Form S-3, any such information may be incorporated by reference from its latest annual report on Form 10-K. Moreover, we would direct the Staff’s attention to the lead-in to clause (a) to Item 18, which provides in pertinent part “…furnish the following information, except as provided by paragraph (b) of this item” (emphasis added). The plain meaning of this lead-in is that all subsequently listed disclosure requirements in Item 18(a) are expressly qualified by paragraph (b) of such item, which as described above in turn provides that the disclosure requirements at issue here are met through incorporation by reference of the latest annual report (notably, not the “annual report for its most recently completed fiscal year”). To take a different view would render these words surplusage—effectively, during the first two to three months of a fiscal year an S-3 eligible registrant would as a result be in the same position as a non-S-3 eligible registrant with respect to these disclosure items.

Such a result would be at odds with the basic principles underlying the integrated disclosure system which Form S-4 employs. As expressed in Securities Act Release No. 33-6578 (April 23, 1985), the adopting release for Form S-4, “[t]he integrated disclosure system, on which Form S-4 is based, proceeds from the premise that investors in the primary market need much the same information as investors in the trading market.” Thus, “the amount of prospectus presentation for management information, like company information, depends on which form could be used in a primary offering not involving a business combination.” By permitting S-3 eligible companies to satisfy the disclosure requirements of Item 18(a)(7) through incorporation by reference from their last annual report on Form 10-K, “Form S-4 reflects the premise that decisions made in the context of business combination transactions and those made otherwise in the purchase of a security in the primary or trading market are substantially similar,” at least with respect to the management information required by Item 18(a)(7). Requiring am update of the management information would have the unintended consequence of requiring selective updating of the registration statement, which we believe is totally inconsistent with the principles underlying the integrated disclosure system.

Ms. Kathryn McHale

January 17, 2013

In our experience, the Staff’s approach with respect to this issue has been consistent with the distinction we have drawn both prior to and following the publication of the C&DI in 2010. For example, in the Staff’s review of the Form S-4 filed by Hancock Holding Company in connection with its acquisition of Whitney Holding Corporation, the Staff noted in its letter dated February 22, 2011 that “both Hancock and Whitney will be required to include the 2010 compensation information required by Item 402 of Regulation S-K to the extent that this information is not included in your 2010 Form 10-Ks and incorporated by reference into your next amendment.” Following Hancock’s response regarding the anticipated timing of Whitney’s definitive proxy statement (to be incorporated into its 2010 Form 10-K), the Staff in its letter dated March 31, 2011 noted that “Whitney’s 2010 compensation information will be included in its definitive proxy statement with respect to its Annual Meeting of Shareholders and will be incorporated by reference into its Form 10-K. Please note that we may have comments on this disclosure once it has been filed.” The Staff declared the S-4 effective on April 1, 2011.

In addition to the analysis of the relevant forms set forth above, which we believe draws a clear and appropriate distinction between S-3 eligible registrants filing a Form S-4, and registrants filing a Form S-1 where the market and investors have not had the benefit of regular prior disclosure, we believe that as a practical matter substantially all large public companies with a fiscal year ending on December 31 would not be in a position to provide complete disclosure regarding compensation during this time of year. Incentive compensation decisions are often not made until late February or March. This timeline is a direct outgrowth, at least in part, of the required timeline for compensation disclosure dictated by Form 10-K, including General Instruction G(3) thereto, and additionally reflects the necessity of verifying and auditing year-end financial results which often provide the basis for incentive compensation. And, for many named executive officers of public companies, incentive compensation represents a substantial portion or a majority of total annual compensation. Compelled early disclosure for those S-3 eligible registrants who find themselves in the position of having a merger approaching closing in the opening months of the year would result in incomplete and potentially misleading information being delivered to investors in the merger proxy, which would then be confusingly superseded by a then-complete and different version of the compensation disclosure a month or two later at the time of the annual meeting proxy filing. The alternative would be to delay the effectiveness of Form S-4s that would otherwise be in a position to be declared effective generally until the annual meeting proxy disclosure is completed, with the resulting highly significant financial cost to the companies and their shareholders of a delayed closing.

Ms. Kathryn McHale

January 17, 2013

The Merger

Background of the Merger, page 52

2.	We note your response to comment 18 of our letter dated November 29, 2012. Please provide the specific details of Columbia’s original indication of interest, and the subsequent enhanced proposal which constituted an approximate 2.3% increase over the May proposal.

Response: The disclosure has been revised as requested. (page 53)

Sandler O’Neill’s Relationship. page 76

3.	We note your response to comment 22 of our letter dated November 29, 2012. In the first paragraph of this section, you state that “Sandler O’Neill has not received any other fees” from either company; however, in the second paragraph, you disclose many services you perform for each company and do not disclose the compensation associated with such services. Please revise your disclosure to include such fees in accordance with Section 1015(b)(4) of Regulation M-A.

Response: We advise the Staff that Sandler O’Neill has not received any compensation from West Coast or Columbia in exchange for any such services in the past two years. The disclosure has been revised accordingly. (page 76)

Litigation Related to the Merger, page 106

4.	We note your disclosure that West Coast has agreed to make certain supplemental disclosures related to the proposed merger. Please identify such disclosures.

Response: The disclosure has been revised as requested. (page 107)

Exhibits

5.	Please file any remaining exhibits in your next amendment to the registration statement.

Response: All remaining exhibits have been filed with Amendment No. 2.

In addition to the responses noted above, Columbia acknowledges that:

•	Columbia is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any actions with respect to the filing; and

•	Columbia may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Kathryn McHale

January 17, 2013

We trust that the foregoing is responsive to your inquiries and comments. Should you desire additional information or would like further clarification regarding any of the items discussed, please contact Stephen Klein at (206) 340-9648 or Matthew Guest at (212) 403-1341.

Please note that the bank regulatory applications for approval of the proposed transaction and are proceeding apace for an April 1, 2013 closing. Accordingly as advised in the Comment Letter, Columbia has reviewed Rule 460 and 461 regarding requests for acceleration, and is concurrently submitting a written request for acceleration of effectiveness of the registration statement in accordance with such rules. This will allow the parties to secure respective shareholder approvals in time to preserve the proposed schedule for closing. We appreciate the responsiveness of the Staff and look forward to your favorable response.

Sincerely,

/s/ Stephen M. Klein	/s/ Matthew M. Guest

Stephen M. Klein	Matthew M. Guest
GRAHAM & DUNN PC	WACHTELL, LIPTON, ROSEN & KATZ

cc:	Melanie J. Dressel, Columbia Banking System, Inc.

Clint E. Stein, Columbia Banking System, Inc.

Robert D. Sznewajs, West Coast Bancorp

Anders Giltvedt, West Coast Bancorp